Exhibit 3.1

Certificate

of

Amendment

to

Amended and Restated Articles of Incorporation

of

DCP Holding Company

The following amendment to the Amended and Restated Articles of Incorporation of DCP Holding Company (the “Corporation”), adopted in accordance with Article THIRD, Section B.1. of the Amended and Restated Articles of Incorporation, was adopted by the Board of Directors on March 11, 2009, at a meeting of the Board of Directors on that date pursuant to the authority of Section 1701.70(B) and 1701.73(A) and (C) of the Ohio Revised Code.

RESOLVED, that, pursuant to authority expressly vested in the Board of Directors of the Corporation by the provisions of the Amended and Restated Articles of Incorporation of the Corporation, the Board of Directors of the Corporation duly adopted the following amendment to the Amended and Restated Articles of Incorporation of the Corporation; and

FURTHER RESOLVED, that the Amended and Restated Article of Incorporation of the Corporation be, and hereby are, amended by adding at the end of Section B of Article THIRD a new subsection 6 that reads as follows:

6. THE PROVIDER PREFERRED SHARES – 2009 SERIES

The Provider Preferred Shares shall have the following express terms:

(a) DESIGNATION, AMOUNT AND SERIES. Of the 100,000 authorized Preferred Shares, 5,000 are designated as the “Provider Preferred Shares – 2009 Series” (the “Provider Preferred Shares”). The Provider Preferred Shares have the express terms set forth in this Section B of Article THIRD as being applicable to all Preferred Shares as a class and, in addition, the following express terms. All series of Provider Preferred Shares will rank pari passu in all rights and preferences and be treated as a single class of shares except as otherwise provided herein or may be required by law.

(b) ELIGIBLE OWNERS. Only existing holders of twelve (12) or more Common Shares of the Corporation (an “Eligible Owner”).

(c) CONSIDERATION FOR ISSUANCE. Provider Preferred Shares shall only be offered to Eligible Owners and shall only be issued on the last business day of a each month during the offering of the Provider Preferred Shares. The initial per share offering price the Provider Preferred Shares in April of 2009 will be an amount equal to the book value of a Common Share as of (i) March 31, 2009, or (ii) at the end of the month prior to the first issuance of Provider Preferred Shares if no Provider Preferred Shares are issued in April 2009. In subsequent months, the per share offering price will be the book value of a Preferred Share as of the month end date immediately preceding the closing date of the purchase.

(d) DIVIDENDS AND DISTRIBUTIONS. The annual dividend payable on each Provider Preferred Shares shall be 5% of the book value of a Provider Preferred Share on December 31 of each year. Dividends shall be payable annually on or before January 31 of the following calendar year to each holder of a Provider Preferred Share who was a record holder of such shares on the prior December 31st. If not paid the dividend on each Provider Preferred Share shall cumulate and compounded annually. Any unpaid accrued dividend amounts shall be payable upon a liquidation or redemption and such payment shall have priority over any payments or distributions to the holder of the Common Shares.

(e) VOTING RIGHTS.

(i) Except as provided in subsection (ii) or as required by law the Provider Preferred Shares shall have no voting rights.

(ii) So long as any Provider Preferred Shares are outstanding, the Corporation may not, without the consent of the holders of at least two-thirds of the Corporation’s Provider Preferred Shares, by amendment, merger, consolidation or otherwise purchase or redeem or pay any dividend on any capital stock of the Corporation prior to the Provider Preferred Shares, other than (A) Common Shares repurchased from former directors or employees in connection with the cessation of their services or employment at a price not greater than book value or (B) shares repurchased pursuant to the Corporation’s Amended and Restated Code of Regulations.

(f) RESTRICTIONS ON TRANSFER OF PROVIDER PREFERRED SHARES.

(i) No transfers. Except as specifically provided in this subsection (g), no legal or beneficial holder of Provider Preferred Shares may transfer, gift, sell or assign any Provider Preferred Share or interests therein, legal or equitable, whether now owned or hereafter acquired, or authorize, permit or suffer any such transfer, gift, sale or assignment. Any attempted transfer, gift, sale or assignment of Provider Preferred Shares or any interest therein not in compliance with this subsection (f) will be null and void ab initio as against the Corporation and all other persons, including but not limited to the transferor and transferee. Without limiting the generality of the foregoing, no transfer, gift, sale or assignment will be permitted or recognized, even if permitted by any other provision of this subsection (f), unless each of the following conditions is satisfied in the judgment of, or waived in writing by, the Board of Directors in its discretion: (A) the transferor complies with all of the applicable provisions of this subsection (f); (B) the transferor and transferee each execute, acknowledge and deliver to the Corporation such instruments of transfer, assignment and assumption with respect to such transfer and such other instruments, acknowledgements and documents as may be reasonably deemed necessary by, and in form and substance reasonably satisfactory to, the Corporation to establish or evidence compliance with the provisions of this subsection (f); (C) the Corporation shall have received, at the expense of the parties to the transfer, an opinion of counsel of the Corporation (or other counsel acceptable to counsel of the Corporation) to the effect that such transfer is exempt from registration under the Securities Act of 1933, as amended, and is in compliance with all applicable federal and state securities laws and regulations; provided, however, the Board of Directors, at its sole discretion, may waive such opinion requirement; and (D) the transfer does not cause any breach or violation of or an event of default under, or result in acceleration of maturity of any indebtedness or other obligations under, any contract, note, mortgage, loan or other instrument or document to which the Corporation or any of its subsidiaries is a party or by which any of its or their assets or properties is bound.

(ii) Permitted Transfers to Certain Purchasers and Transfers to Family Members; Corporation’s Right of First Refusal.

(A) During his or her lifetime, a Provider Preferred Shares shareholder may transfer Provider Preferred Shares to a spouse, lineal descendant or trust, corporation, partnership or limited liability company exclusively benefiting or controlled by such shareholder and/or family members. The Provider Preferred Shares owned or held by such family members and trusts or entities shall remain subject to all the same rights and obligations triggered upon events affecting the original shareholder (e.g., death, redemption, etc.)) as if he or she still held the shares.

(B) If a Provider Preferred Shares shareholder desires to accept a bona fide offer from an Eligible Owner for the purchase of all (but not less than all) of the Provider Preferred Shares owned by such shareholder (the “Offered Shares”), such shareholder shall promptly deliver to the Corporation a written offer (the “Offer”) to sell the Offered Shares to the Corporation on terms and conditions not less favorable to the Corporation than those under which such shareholder proposes to transfer the Offered Shares to the proposed transferee. The Offer shall disclose the identity of the proposed transferee, the agreed terms of the proposed transfer (including a date certain on which the transfer will be abandoned and terminated if not then consummated) and any other material facts relating to the proposed transfer and proof that the proposed transferee is an Eligible Owner. Within 10 days after receipt of the Offer, the Corporation may give written notice to such holder of the Corporation’s intent to purchase all of the Offered Shares within 10 days on substantially the same terms and conditions as set forth in the Offer. If the Corporation does not exercise its purchase right under this subsection (g)(ii) upon the approval of the Board of Directors the transferor may thereafter transfer all (but not less than all) of the Offered Shares to the transferee identified in the Offer upon the terms and conditions specified in the Offer; provided that transfer or sale must be consummated or abandoned and terminated by a date certain set forth in the Offer but in any event not later than 10 days after the Offer has been declined by the Corporation.

(g) REDEMPTION AND REPURCHASE.

(i) The Provider Preferred Shares are not redeemable except as provided in this subsection (g). For purposes of this subsection (g) the redemption or repurchase price (the “Redemption Price”) for each Provider Preferred Share shall be (i) an amount equal to the Adjusted Book Value per Provider Preferred Share (defined below) plus (ii) all accrued, but unpaid, dividends on each Provider Preferred Share. The “Adjusted Book Value per Provider Preferred Share” shall be an amount determined in accordance with Generally Accepted Accounting Principles and the following:

(A) At of the end of each month after April 1, 2009 (if any Provider Preferred Shares are then outstanding), the book value of the Company’s Common Shares and Provided Preferred Shares shall be adjusted by allocating the Net Income or Loss of the Company for the completed monthly period between the Common Shares and the Provider Preferred Shares based on aggregate book value of the Common Shares and the aggregate book value of the Provider Preferred Shares as of the month end date immediately preceding the monthly period in question.

(B) After the allocation of net income or loss to the Common Shares and the Provider Preferred Shares, the aggregate book value of the Common Shares will be adjusted for any purchases or redemptions of Common Shares during the monthly period and the aggregate book value of the Provider Preferred Shares will be adjusted for any purchases or redemptions of Provider Preferred Shares during the monthly period.

(C) The adjusted aggregate book values of the Common Shares and the Provider Preferred Shares will be used as the basis of the allocation of the Net Income or Loss of the Company in the following monthly period.

(D) In addition to the monthly book value adjustments set forth above, the book value of each Provider Preferred Share will be further adjusted annually by reducing the book value by the amount of the dividend payable on each Provider Preferred Share.

(ii) The shareholders of Provider Preferred Shares must redeem all of their Provider Preferred Shares prior to or concurrently with any redemption of any Common Shares.

(iii) In accordance with Article THIRD, Section B.3., the Corporation may, from time to time, at the option of the Board of Directors, redeem all or any part of the outstanding Provider Preferred Shares at the Redemption Price.

(iv) The Corporation shall have the right, but not the obligation, to repurchase or redeem Provider Preferred Shares at the Redemption Price to the same extent the Corporation has the right, but not the obligation, to repurchase or redeem Common Shares from the holders of Common Shares. In addition, the Corporation may, at its sole discretion, redeem Provider Preferred Shares at the Redemption Price anytime after (i) the death of any holder of Provider Preferred Shares, or (ii) any bankruptcy, insolvency, assignment for the benefit of creditors, attachment, encumbrance, pledge or any similar event affecting a Provider Preferred Shares shareholder or his or her Provider Preferred Shares.

(h) LIQUIDATION, DISSOLUTION OR WINDING-UP. In the event of any liquidation, dissolution or winding-up of the Corporation, any merger or consolidation involving the Corporation (other than one in which shareholders of the Corporation own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), or any sale, lease, transfer or other disposition of all or substantially all of the assets of the Corporation, the holders of the Provider Preferred Shares shall be entitled to payment of the Redemption Price and such payment shall be senior to any right of payment to the holders of Common Shares and the Common Shares shall rank junior to the Provider Preferred Shares.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of March 11, 2009.

/s/ Fred Bronson, DDS

Fred Bronson, DDS
Secretary